BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



06 November 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


03037398

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

BAA

Embargoed until 0700hrs, 06 November 2003

BAA accelerates timetable for Terminal 5 occupancy

British Airways is to move into Heathrow's new, state of the art Terminal 5 in a single move in Spring 2008, rather than phasing the transition over four years.

BAA and British Airways announced today that they have signed a statement of intent to accelerate occupation of the new terminal.

"This is good news for Heathrow passengers, for all the Heathrow airlines and for BAA. This agreement will make available significantly more space within existing terminals. It will enable us to provide better services to passengers and airlines and achieve greater efficiency," said Mike Clasper, BAA's chief executive.

British Airways chief executive Rod Eddington said: "This is excellent news for our customers. For the first time at Heathrow, British Airways will be able to have all its operations in one terminal, making our customers' journeys simpler, quicker and more efficient. We will be able to offer connecting flights both domestically and internationally on our global network within one state-of-the-art building. Our customers will be able to enjoy the ease of connections our European competitors already offer at airports like Schiphol, Charles De Gaulle and Frankfurt."

The acceleration of BA's move into Terminal 5, means that it will vacate the central terminal area, serving terminals one to three, and also terminal four completely in 2008, enabling BAA to simplify its planned programme to redevelop Heathrow's core terminal facilities. Mf../

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton



Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659

Since construction of additional facilities in the central terminal area will no longer be required for the transition period, there will be opportunities to improve operational efficiency and retail spend as terminals become less congested.

These revisions to the Heathrow development plan will require an additional £100 million investment in Terminal 5, but this will be fully offset by adjustments within the wider Heathrow capital plan. Terminal 5, which is slightly ahead of schedule and on budget, is 28 per cent finished, with five out of a total of nine tunnels bored and the first pieces of the main terminal building superstructure in place.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel + 44 (0) 207 932 6692

British Airways press enquiries: **Tel +44 (0) 208 738 5100**



BAA

Thursday 6 November 2003

BAA plc

INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2003

INVESTOR RELATIONS

Alison Livesley
Head of Investor Relations
130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692
Fax: +44 (0)20 7932 6783
E-mail: alison_livesley@baa.com



Embargoed to 0700, Thursday 6 November 2003

BAA RESULTS
FOR THE SIX MONTHS TO 30 SEPTEMBER 2003

BAA, the international airports group, today reported improved passenger growth and overall performance during its second quarter.

"August 2003 was our busiest month ever," said Mike Clasper, BAA chief executive. "A record number of passengers and a strong performance from our retail business over the summer has helped to mitigate the effects of the Iraq War and SARS in the first quarter. We continue to forecast traffic growth for the year of 4% across our UK airports".

In the second quarter, traffic increased by 2.8% compared to last year. Net retail income was up by 5.4% to £156 million and net retail income per passenger up 2.8% at £3.97. Group operating profit for the three month period increased by 2.0% (at £203 million) and profit before tax was ahead by 1.1% at £185 million, despite an £11 million reduction in FRS 17 finance income, reflecting the status of the pension scheme deficit at 31 March 2003.

In the half year to 30 September 2003, traffic increased by 2.5%. Net retail income was up 4.4% to £286 million and net retail income per passenger rose 1.8% to £3.98. Operating profit decreased by £6 million (1.7%) to £351 million. Profit before tax was down by £14 million (4.3%) to £312 million, impacted by a £22 million reduction in FRS 17 finance income and the effects of the Iraq War and SARS.

Capital expenditure in the half year increased from £326 million to £603 million of which £318 million related to the investment in Terminal 5. The Terminal 5 programme remains slightly ahead of schedule and on budget. Good progress has been made over the summer months and the programme is now 28% complete. On site, the terminal building itself is starting to take shape.

Mf.../

"We are delighted with the progress on Terminal 5," said Mr Clasper. "All teams on site are working together with energy, commitment and professionalism on what is a complex and exciting undertaking."

In a separate announcement today, BAA said it had reached agreement with British Airways for the airline to occupy Terminal 5 in a single move in 2008, rather than phasing its occupancy over four years between 2008 and 2012.

"This is good news for British Airways, which will be able to achieve greater efficiency. It is good news for our other Heathrow airlines, since it will enable all airlines to realise opportunities more quickly than would otherwise be the case, and it is good news for BAA. We will benefit from the provision of capacity for growth earlier than previously planned, and create opportunities to improve operational efficiency and retail spend," said Mr Clasper.

A pre-recorded interview with BAA's chief executive, Mike Clasper, is available from 7.30 am (Greenwich Mean Time) on BAA's website - www.baa.com/results - on Thursday 6 November 2003. The financial results presentation will be broadcast live at 9.30am (GMT) on the website.

Mf /

SUMMARY OF RESULTS

Results by half year (2003/04)

	6 months to 30 Sept 2003	6 months to 30 Sept 2002	Change %
Passenger traffic	72.1m	70.3m	2.5
Group revenue	£1,041m	£1,009m[1]	3.2
Group operating profit	£351m	£357m	(1.7)
Net retail income[2]	£286m	£274m	4.4
Net retail income per passenger[2]	£3.98	£3.91	1.8
Profit before tax	£312m	£326m	(4.3)
Earnings per share	20.2p	21.2p	(4.7)
Interim dividend	6.6p	6.3p	4.8
Capital expenditure	£603m	£326m	85.0

[1] Restated to classify £10 million of airline marketing support costs as a reduction in revenue, previously reported as an operating cost.
[2] See notes following UK airports section for definitions.

Results by quarter (2003/04)

	1st quarter	% change from 2002/03	2nd quarter	% change from 2002/03
Passenger traffic	32.7m	2.2	39.4m	2.8
Group revenue	£484m	2.5	£557m	3.7
Group operating profit	£148m	(6.3)	£203m	2.0
Profit before tax	£127m	(11.2)	£185m	1.1
Earnings per share	8.2p	(11.8)	12.0p	0.8

BAA plc, the international airport group, today announced that, for the three months to 30 September 2003, passenger traffic grew by 2.8% and group revenue increased 3.7% to £557 million (30 September 2002: £537 million restated). Group operating profit was up 2.0% in the period to £203 million (£199 million). Profit before tax increased by 1.1% to £185 million (£183 million) despite the £11 million reduction in FRS 17 finance income, reflecting the status of the pension scheme deficit at 31 March 2003.

Mf.../

For the six months to 30 September 2003 group revenue increased by 3.2% to £1,041 million (£1,009 million) on a passenger traffic increase of 2.5%. For the same period, operating profit was down 1.7% at £351 million (£357 million) and profit before tax decreased by 4.3% to £312 million (£326 million), as a result of the £22 million reduction in FRS 17 finance income and the effects of the Iraq War and SARS.

Earnings per share for the half year were 20.2 pence (21.2 pence). The interim dividend declared is 6.6 pence (6.3 pence).

CHIEF EXECUTIVE'S COMMENT

Operating and investment review

"In the last three months traffic continued to recover. Retail delivered a very good performance in challenging circumstances. This has provided us with a sound financial performance during the second quarter, following a difficult start to the year as a result of the Iraq War and SARS.

Our three London airports now have busy winter schedules in place, with over 30 additional services to existing and new destinations, thereby further supporting our expectation of a 4% growth in traffic across our UK airports this year.

Investment in security and maintenance has continued in line with the programme set out at the beginning of the financial year. This reflects the completion of the significant recruitment of security staff over the last two years and planned increases in maintenance activity. The investment being made now creates a platform from which we can drive efficiency in the future. For example, in the area of maintenance, refocusing of our processes and resources on planned, preventative and improved maintenance is expected to deliver savings in the long-term.

Terminal 5

A key achievement in the first half of the year has been our progress on the Terminal 5 site, which remains on budget and slightly ahead of schedule. Of the budgeted cost of £3.9 billion (March 2003 prices), £1.03 billion has been spent to the end of September[1].

---

[1] Excluding £178 million present value of deferred consideration payable over 35 years to the vendor of land for Terminal 5.

Mf.../

The achievements to date (and the main areas of expenditure) include:

- Over 50% of all earthworks complete
- 20% into the substructures phase
- Five out of nine tunnel bores completed
- Embankments for the M25 spur road nearly 40% complete
- Steelwork for the M25 spur road bridge complete
- Early release of Thames Water land allowing site works to begin ahead of schedule.

We announced management changes in July to reflect the current focus on the delivery phase of the Terminal 5 programme. We have taken this opportunity to review the project and, with British Airways, agreed a change to the timetable for their occupation of Terminal 5 in a single move in 2008, rather than in stages between 2008 and 2012.

This acceleration in the project, and change of scope, benefits British Airways and all the other airlines which use Heathrow, as well as BAA. British Airways will be able to achieve greater efficiency. For other Heathrow airlines, it means that British Airways will vacate Terminals 1 and 4 in 2008, enabling us to redevelop those facilities more quickly and effectively. We will not have to build additional facilities in the central terminal area for the transitional period. The change also offers BAA opportunities to improve operational efficiency and retail spend as Terminal 5 absorbs more traffic, and the other four terminals become less congested. As part of this accelerated move, we also now intend to complete Satellite 2 in Spring 2011 rather than, as planned, 2012. The costs of the programme acceleration and the related facilities required at Terminal 5 result in an additional investment of £100 million, bringing the project total to £4.0 billion (March 2003 prices). This will be fully offset by cost savings in the central terminal area from the improved redevelopment process.

This change to the Terminal 5 and central terminal area capital investment programmes will take place entirely within Heathrow's planned capital expenditure plan for the current regulatory period (2003-2008) of £4.4 billion.

Future runways

The Government's White Paper on future aviation policy is expected next month. BAA's position is that technically feasible runway options exist at each of Heathrow, Gatwick and Stansted. We do not at this stage know which airports will be selected or in which order of priority.

Mf.../

Financial review

UK airports

The performance of our UK airports significantly improved during the second quarter, thereby helping to offset partially the first quarter adverse financial effects of the Iraq War and SARS epidemic. In the six months to 30 September 2003, passenger traffic was 2.5% above last year, at 72.1 million (70.3 million) passengers. This contributed to a 4.5% increase in total revenue, to £962 million (£921 million), and 0.9% decline in operating profit, to £336 million (£339 million) of our UK airports (including World Duty Free).

Traffic

In the second quarter traffic was up 2.8% at UK airports, compared to a 2.2% rise in the first quarter, with August being BAA's busiest month on record. At Heathrow, traffic in the second quarter was up 0.4%, compared to a decline of 2.2% in the first quarter as a result of the Iraq War and SARS. Stansted also had stronger growth in the second quarter, up 14.2% compared with 11.7% in the first three months, as the low cost carriers continued to increase capacity. Southampton Airport, up 64.5% over the half year, passed the one million annual passenger milestone.

Airport charges

For the half year in total, 2.5% growth in traffic generated a 6.5% increase in UK airport and other traffic charges revenue to £394 million (£370 million restated), reflecting the approved price rises at Heathrow and Gatwick partially offset by yield dilution at other airports.

Retail

UK airport retailing, including the operations of World Duty Free, continued to exceed expectations, with net retail income[2] in the second quarter up by 5.4% to £156 million and net retail income per passenger[3] up 2.8% at £3.97. The recovery in passenger numbers at Heathrow resulted in improved performance in the long haul terminals 3 and 4 compared to the first quarter. Duty-free, airside shops and catering have all performed well. Summer fragrance ranges were popular and catering was boosted by new restaurant facilities,

[2] UK airports net retail income is defined as the revenues received directly from third party retail operators, the concession fee paid to the airports by World Duty Free and World Duty Free's operating profit.

[3] Net retail income per passenger is net retail income divided by the number of passengers (excluding helicopter passengers)

particularly at Heathrow and Stansted. The first phases of a redesign programme of the main duty free stores at Heathrow Terminals 1 and 4 have been very successful.

In the half year, net retail income increased by 4.4% to £286 million (£274 million) and net retail income per passenger rose by 1.8% to £3.98 (£3.91).

Operating profit

Operating profit of the UK airports, including the profit of World Duty Free, was up 2.6% at £195 million in the second quarter. The partial offset of the growth in revenue continues to reflect primarily the investment in security and maintenance, planned at the start of the financial year, and higher depreciation and insurance charges.

In the half year, World Duty Free's operating profit increased by 8.3% to £13 million (£12 million).

International

BAA's investments, joint ventures and management contracts in international airports realised a total operating profit of £12 million (£6 million) in the six months. This improvement includes a £3 million[4] bonus management fee from Melbourne Airport as a result of the airport achieving profit significantly above the agreed shareholder investment case. Naples' profit increased primarily due to strong traffic growth (up 7.8%). Perth and Oman also increased our share of profit from our investments.

Heathrow Express

Despite the adverse effects of the Iraq War and SARS during the first quarter, Heathrow Express performed at a similar level to the same period last year, carrying 2.4 million (2.5 million) passengers providing revenue of £32 million (£31 million) during the six month period. Operating profit of Heathrow Express was flat at £5 million.

BAA Lynton

BAA Lynton achieved an operating profit of £7 million (£9 million excluding discontinued operations), down 22.2% partly as a result of reduced rental income following property sales last year, in line with its strategy.

---

[4] Included in other operations in segmental information.

Mf.../

Interest charge and other financing costs

Group net interest charge, excluding joint ventures and associates, was £41 million (£54 million), net of £38 million (£9 million) capitalised interest. £26 million (£nil) of the £38 million (£9 million) capitalised interest related to Terminal 5. Other finance income of £nil (£22 million) was recorded in line with FRS 17.

Taxation

The tax charge of £97 million (£101 million) represents an effective rate of 31% (31%).

Earnings per share

Earnings per share in the second quarter were 12.0 pence, an increase of 0.8%. In the six months earnings per share fell by 4.7% to 20.2 pence (21.2 pence).

Dividend

The interim dividend payable has increased by 4.8% to 6.6 pence (6.3 pence), reflecting the Group's policy to maintain a progressive dividend growth rate.

Balance sheet

At 30 September 2003, BAA had net assets of £4,773 million (£4,575 million: 31 March 2003) supported by tangible fixed assets of £8,314 million (£7,802 million: 31 March 2003). Included in net assets was a pension scheme deficit and other post retirement liabilities, net of deferred tax, of £186 million (£221 million: 31 March 2003). Since 31 March 2003, the pension deficit has improved by £35 million, due to a £142 million rise in the value of assets, partially offset by a £107 million increase in pension and other post retirement liabilities (net of deferred tax).

Capital expenditure

Group capital expenditure, excluding capitalised interest, was £603 million (£326 million). Terminal 5 accounted for £318 million of the capital investment in the first six months of the year. At Heathrow, apart from Terminal 5, the major spend was on the continuing redevelopment of Terminal 1 to accommodate long haul traffic, segregation of Pier 5 at Terminal 3 and work on the airfield to accommodate the A380. At Gatwick work has begun on Pier 6 at North Terminal, a key project which will be completed in 2005/6, in line with the regulatory conditions.

Mf.../

Borrowings

In line with previous guidance, net borrowings increased by £393 million to £2,311 million (£1,918 million: 31 March 2003) to fund Terminal 5 and other capital investment. Gearing was 48% (42%: 31 March 2003).

For further information on BAA's results, visit website: www.baa.com/results

Ends

Media enquiries:	**Caroline Corfield, BAA plc** **Tel: +44 (0)20 7932 6654**
City enquiries:	**Alison Livesley, BAA plc** **Tel: +44 (0)20 7932 6692**

Segmental summary

Excluding joint ventures and associates

	Revenue to 30 Sept 2003 £m	Revenue* to 30 Sept 2002 £m	Operating profit to 30 Sept 2003 £m	Operating profit to 30 Sept 2002 £m
Airports - UK and overseas	801	769	329	332
World Duty Free – UK airports	191	186	13	12
Rail - Heathrow Express	32	31	5	5
BAA Lynton	8	17	7	9
Other	9	5	(3)	(2)
Total – continuing operations	**1,041**	**1,008**	**351**	**356**
Discontinued operations	-	1	-	1
TOTAL	**1,041**	**1,009**	**351**	**357**

* restated to classify £10 million of airline marketing support costs as a reduction in revenue, previously reported as an operating cost.

Results by quarter (2003/04)

	1st quarter	% change from 2002/03	2nd quarter	% change from 2002/03
Group revenue	£484m	2.5	£557m	3.7
Group operating profit	£148m	(6.3)	£203m	2.0
Profit before tax	£127m	(11.2)	£185m	1.1
Earnings per share	8.2p	(11.8)	12.0p	0.8

BAA plc
EMBARGOED UNTIL 07:00 HOURS 6 NOVEMBER 2003

BAA plc RESULTS FOR SIX MONTHS ENDED 30 SEPTEMBER 2003

Consolidated profit and loss account for the six months ended 30 September 2003

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 restated (see note 2) £m (unaudited)
1,911	Continuing operations	1,046	1,012
22	Discontinued operations	-	16
1,933	**Revenue** - group and share of joint ventures	1,046	1,028
(9)	Less share of joint venture revenue - continuing operations	(5)	(4)
(15)	Less share of joint venture revenue - discontinued operations	-	(15)
1,909	**Group revenue**	1,041	1,009
(1,322)	**Operating costs**	(690)	(652)
582	Continuing operations	351	356
5	Discontinued operations	-	1
587	**Group operating profit**	351	357
3	Share of operating profit in joint ventures - continuing operations	2	1
7	Share of operating profit in joint ventures - discontinued operations	-	4
1	Share of operating profit in associates - continuing operations	1	1
598	**Total operating profit**	354	363
14	Profit on the sale of fixed assets in continuing operations - exceptional item	-	-
612	**Profit on ordinary activities before interest**	354	363
1	Income from other fixed asset investments	1	1
(108)	Net interest payable - group	(41)	(54)
(7)	Net interest payable - joint ventures	(2)	(5)
(1)	Net interest payable - associates	-	(1)
41	Other finance income - group	-	22
538	**Profit on ordinary activities before taxation**	312	326
(162)	Tax on profit on ordinary activities	(97)	(101)
376	**Profit on ordinary activities after taxation**	215	225
(2)	Equity minority interests	(1)	(1)
374	**Profit for the period attributable to shareholders**	214	224
(202)	Equity dividends	(70)	(67)
172	**Retained profit for the group and its share of joint ventures and associates**	144	157
35.3p	**Earnings per share**	20.2p	21.2p
34.0p	**Earnings per share before exceptionals**	20.2p	21.2p
34.0p	**Diluted earnings per share**	19.3p	20.1p

Statement of total recognised gains and losses for the six months ended 30 September 2003

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 £m (unaudited)
374	Profit for the period attributable to shareholders *	214	224
156	Unrealised surplus on revaluation of investment properties	-	-
(7)	Reversal of revaluation surplus on investment property transferred to operational assets	-	-
(1)	Share of associates' unrealised deficit on revaluation of investment properties	-	-
5	Revaluation of assets previously held within joint ventures at cost, net of deferred tax	-	6
(722)	Actuarial gain/(loss) relating to net pension liability	71	(518)
217	Deferred tax associated with actuarial (gain)/loss relating to net pension liability	(21)	155
1	Currency translation differences on foreign currency net investments	2	(2)
23	**Total recognised gains and losses relating to the period**	266	(135)

* Including joint ventures and associates profit of £1m (30 September 2002: £nil; 31 March 2003: £3m).

Reconciliation of movements in shareholders' funds for the six months ended 30 September 2003

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 £m restated (see note 10) (unaudited)
374	Profit for the financial period attributable to shareholders	214	224
(202)	Equity dividends	(70)	(67)
172	Retained profit for the financial period	144	157
(351)	Other net recognised gains and losses relating to the period	52	(359)
17	New share capital subscribed	2	1
(162)	**Net additions to/(reductions in) shareholders' funds**	198	(201)
4,737	Opening shareholders' funds	4,575	4,737
4,575	**Closing shareholders' funds**	4,773	4,536

Consolidated balance sheet as at 30 September 2003

31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 restated (see note 10) £m (unaudited)
	Fixed assets		
10	Intangible assets	10	10
7,802	Tangible assets	8,314	7,379
	Investments in joint ventures:		
75	Share of gross assets	65	104
(72)	Share of gross liabilities	(54)	(69)
30	Loans	20	26
33		31	61
7	Investments in associates	7	6
142	Other investments	140	78
7,994		8,502	7,534
	Current assets		
27	Stocks	29	169
218	Debtors	274	233
876	Short-term investments	800	1,099
280	Cash at bank and in hand	99	95
1,401		1,202	1,596
(812)	**Creditors**: amounts falling due within one year	(792)	(703)
589	Net current assets	410	893
8,583	**Total assets less current liabilities**	8,912	8,427
	Creditors: amounts falling due after more than one year		
(2,299)	Other creditors	(2,330)	(2,346)
(730)	Convertible debt	(837)	(730)
(3,029)		(3,167)	(3,076)
	Provisions for liabilities and charges		
(552)	Deferred tax	(584)	(521)
(198)	Other provisions	(193)	(210)
(750)		(777)	(731)
(8)	**Equity minority interests**	(9)	(8)
4,796	**Net assets excluding pension and other post retirement liabilities**	4,959	4,612
(221)	Pension and other post retirement liabilities	(186)	(76)
4,575	**Net assets including pension and other post retirement liabilities**	4,773	4,536
1,070	Share capital	1,070	1,066
3,505	Reserves	3,703	3,470
4,575	**Equity shareholders' funds**	4,773	4,536
£4.28	Net asset value per share	£4.46	£4.26

Consolidated cash flow statement for the six months ended 30 September 2003

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 £m (unaudited)
	Operating activities:		
587	Operating profit	351	357
257	Depreciation	128	125
1	Amortisation	-	-
11	(Increase)/decrease in stocks	(2)	(2)
(29)	Increase in debtors	(55)	(39)
5	Increase in creditors	9	1
(1)	Decrease in provisions	(1)	-
48	Decrease in net pension liability	21	24
879	**Net cash inflow from operating activities**	451	466
2	**Dividends received from joint ventures and associates**	-	2
	Returns on investments and servicing of finance:		
(211)	Interest paid	(92)	(103)
70	Interest received	25	28
1	Dividends received from other fixed asset investments	1	1
(2)	Dividends paid to minority interests	-	(1)
(142)		(66)	(75)
(144)	**Net cash outflow from taxation**	(43)	(62)
	Capital expenditure and financial investment:		
(680)	Additions to operational assets	(613)	(293)
-	Additions to investment properties	(1)	(6)
9	Sale of operational assets	1	1
63	Sale of investment properties	-	-
(54)	Net reductions/(increase) in long-term investments	4	9
(662)		(609)	(289)
	Acquisitions and disposals:		
41	Disposal of joint ventures	11	-
8	Dissolution of joint venture	-	9
118	Disposal of subsidiary undertakings	(2)	-
(5)	Net cash disposed of with subsidiary undertakings	-	-
162		9	9
(196)	**Equity dividends paid**	(135)	(129)
(101)	**Cash outflow before use of liquid resources and financing**	(393)	(78)
	Management of liquid resources:		
48	Cash returned from deposit	164	56
(84)	Purchase of commercial paper	(88)	(315)
(36)		76	(259)
	Financing:		
17	Issue of shares	2	1
298	Net increase in debt	134	332
315		136	333
178	**(Decrease)/increase in cash in the period**	(181)	(4)

NOTES

1. Basis of preparation

This statement has been prepared in accordance with the accounting policies used in the 2002/03 annual report.

A review of asset lives has been undertaken during the half year. One major asset category life (lifts and travelators) has been reduced from 25 to 20 years. A number of minor asset categories have also been amended to more accurately reflect their useful economic lives. The overall financial impact of the changes is not material.

Comparative figures as at 30 September 2002 have been restated to be consistent with the presentation used in the full financial statements for the year ended 31 March 2003 in respect of the split between continuing and discontinued operations, deferred tax (see Note 10) and marketing support (see Note 2).

The information shown for the year ended 31 March 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2003, which have been filed with the Registrar of Companies. The auditors at that date (Deloitte formerly Deloitte & Touche) have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The interim financial statement was approved by the directors on 5 November 2003.

2. Accounting policy

The accounting policy for the treatment of marketing support, used to promote new routes at Stansted Airport, was amended in the final quarter of 2002/03. Marketing support has, in the current year, been accounted for as a reduction in revenue, having been previously treated as an operating cost in accordance with the amended policy. In the directors' opinion this accounting treatment more fairly reflects the nature of these transactions. Prior year figures for the half year have been restated to reflect this change resulting in a reduction in Stansted's revenue by £10m. There is no impact on group operating profit.

3. Segmental information

Revenue

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 restated (see note 2) £m (unaudited)
	Airports		
787	Heathrow	430	410
277	Gatwick	168	160
132	Stansted	74	71
1,196	**Total UK regulated airports**	**672**	**641**
69	Glasgow	40	40
60	Edinburgh	33	32
27	Aberdeen	15	14
14	Southampton	11	8
170	**Total UK non-regulated airports**	**99**	**94**
63	**Total international airports**	**30**	**34**
1,429	**Total airports**	**801**	**769**
352	**World Duty Free**	**191**	**186**
	BAA Lynton		
46	Continuing operations	8	17
7	Discontinued operations	-	1
53	**Total BAA Lynton**	**8**	**18**
64	**Rail**	**32**	**31**
11	**Other operations ***	**9**	**5**
1,909	**Group**	**1,041**	**1,009**
	Share of joint ventures and associates		
9	Continuing operations	5	4
15	Discontinued operations	-	15
24		**5**	**19**
1,933	**Group and share of joint ventures and associates**	**1,046**	**1,028**
	Analysed between:		
1,837	United Kingdom - continuing operations	1,006	973
22	United Kingdom - discontinued operations	-	16
33	Europe - continuing operations	16	19
30	North America - continuing operations	14	15
11	Other - continuing operations	10	5
1,933		1,046	1,028

* Includes the £3m (September 2002: £nil; March 2003: £nil) bonus management fee from Melbourne Airport.

3. Segmental information (continued)

Operating profit

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 £m (unaudited)
	Airports		
340	Heathrow	191	188
93	Gatwick	69	71
43	Stansted	24	28
476	**Total UK regulated airports**	**284**	**287**
24	Glasgow	18	19
22	Edinburgh	13	13
10	Aberdeen	5	6
3	Southampton	3	2
59	**Total UK non-regulated airports**	**39**	**40**
6	**Total international airports**	**6**	**5**
541	**Total airports**	**329**	**332**
22	**World Duty Free**	**13**	**12**
	BAA Lynton		
19	Continuing operations	7	9
5	Discontinued operations	-	1
24	**Total BAA Lynton**	**7**	**10**
9	**Rail**	**5**	**5**
(9)	**Other operations ***	**(3)**	**(2)**
587	**Group**	**351**	**357**
	Share of joint ventures and associates		
4	Continuing operations	3	2
7	Discontinued operations	-	4
11	**Total share of joint ventures and associates**	**3**	**6**
598	**Group and share of joint ventures and associates**	**354**	**363**
	Analysed between:		
577	United Kingdom - continuing operations	342	351
10	United Kingdom - discontinued operations	-	5
5	Europe - continuing operations	5	5
2	Europe - discontinued operations	-	-
1	North America - continuing operations	1	1
3	Other - continuing operations	6	1
598		354	363

* Includes the £3m (September 2002: £nil; March 2003: £nil) bonus management fee from Melbourne Airport.

4. Net interest payable and similar charges

The interest charge is shown net of interest capitalised in respect of the Group of £38m (30 September 2002: £9m; 31 March 2003: £31m) including £26m (September 2002: £nil; March 2003 £11m) in respect of Terminal 5, of which £5m relates to the unwinding of the discount on provisions.

FRS 17 other finance income is £nil (30 September 2002: £22m; 31 March 2003: £41m).

5. Tax on profit on ordinary activities

The taxation charge for the six months ended 30 September 2003 has been based on the estimated effective rate for the full year before exceptionals of 31% (September 2002: 31%). In the year ended 31 March 2003 the effective rate was 31%.

6. Equity dividends

The directors have declared an interim dividend of 6.6p (30 September 2002: 6.3p) per share payable on 21 January 2004 to shareholders on the register at 14 November 2003.

7. Earnings per share

Year ended 31 March 2003		30 September 2003 (unaudited)	30 September 2002 (unaudited)
£360m	Net profit for the financial period before exceptional items	£214m	£224m
£14m	Exceptional items	-	-
£374m	Profit attributable to shareholders	£214m	£224m
£21m	Interest on convertible bonds	£10m	£10m
£395m	Diluted profit	£224m	£234m
1,058m	Average number of shares in issue	1,062m	1,057m
4m	Share options	2m	5m
47m	Conversion of 4.875% bonds due 2004	43m	47m
53m	Conversion of 2.94% bonds due 2008	53m	53m
-	Conversion of 2.625% bonds due 2009 (non-diluting)	-	-
1,162m	Diluted average number of shares in issue	1,160m	1,162m
34.0p	Earnings per share before exceptional items	20.2p	21.2p
1.3p	Profit per share on exceptional items	-	-
35.3p	Earnings per share	20.2p	21.2p
34.0p	Diluted earnings per share	19.3p	20.1p

Earnings per share figures before exceptional items have been disclosed to show the impact of the exceptional items on the underlying results of the business.

8. Tangible fixed assets

The Group's investment properties are included at 31 March 2003 valuations as adjusted for additions and disposals since that date.

Airport fixed assets in the course of construction (excluding capitalised interest) include £1,207m in respect of Terminal 5 at Heathrow Airport (30 September 2002: £677m; 31 March 2003: £896m). Included in the Terminal 5 assets is the net present value of compensation payable for land acquired. The operational assets employed by the vendor of land at Terminal 5 have to be relocated and the present value of the estimated deferred payments to be made over the next 35 years to the vendor in compensation for relocation of £178m (30 September 2002: £196m; 31 March 2003: £187m), is included within other provisions in the balance sheet.

9. Creditors: amounts falling due after more than one year

Year ended 31 March 2003 £m		30 September 2003 £m (unaudited)	30 September 2002 £m (unaudited)
	Borrowings:		
30	Secured	30	65
2,221	Unsecured	2,258	2,234
2,251		2,288	2,299
	Other unsecured creditors:		
24	Deferred income	20	22
24	Other creditors	22	25
2,299		2,330	2,346
	Convertible debt:		
312	BAA plc 4.875% £314 million convertible bonds due 2004	-	312
418	BAA plc 2.94% £424 million convertible bonds due 2008	419	418
-	BAA plc 2.625% £425 million convertible bonds due 2009	418	-
730		837	730

The secured borrowings are secured on certain properties.

The £314 million 4.875% convertible bonds were redeemed at their principal amount, together with interest

On 19 August 2003, the company issued £425 million 2.625% convertible bonds convertible at the option of the holder into fully paid £1 ordinary shares of the company at a price of 576p per share at any time up to 5 August 2009. The company has the right to redeem the bonds under certain circumstances, which currently have not been met, and unless previously redeemed or converted, the company will redeem the bonds at par on 19 August 2009.

10. FRS 19 - Deferred Tax

FRS 19 "Deferred Tax" was adopted in the year ended 31 March 2002, which required a change to the accounting treatment of deferred tax. This resulted in a prior year adjustment recorded in that year, whereby £404m of deferred tax liabilities were recognised, which had not previously been recorded. During the final quarter of the year ended 31 March 2003, improved interrogation of the fixed asset registers led to the Group identifying that the prior year adjustment for deferred tax was understated by £70m. In the accounts for the year ended 31 March 2003, the recognition of this element of understatement was accordingly also treated as a prior year adjustment. This adjustment has not resulted in a change to the reported retained profit for the Group in the six months ended 30 September 2002.

11. Pensions

Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £174m (30 September 2002: £65m; 31 March 2003: £209m) and provision for unfunded pension obligations and post retirement medical benefits of £12m (30 September 2002: £11m; 31 March 2003: £12m). All amounts are net of deferred tax.

12. Notes to the cash flow statement

Analysis of net debt	1 April 2003	Cash flow	Exchange movements	Other non cash	30 September 2003	30 September 2002
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	280	(181)	-	-	99	95
Overdrafts	(3)	-	-	-	(3)	-
Short-term investments	876	(76)	-	-	800	1,099
Borrowings due within one year	(90)	28	(2)	(18)	(82)	(71)
Borrowings due after more than one year	(2,981)	(162)	-	18	(3,125)	(3,029)
	(1,918)	(391)	(2)	-	(2,311)	(1,906)

13. Contingent liabilities

Holders of $109m of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), which was sold by BAA in October 2001, have issued proceedings against BAA, World Duty Free plc and the purchaser of WDFA Inc., for $109m and punitive damages, claiming they conspired to convey the assets of WDFA Inc. with the intent of impairing the holders' rights as creditors under the Loan Notes and also that BAA guaranteed the Loan Notes. BAA denies the allegations and appropriate legal advice has confirmed that the claim has no merit. The case is progressing with a court date set for 17 November 2003.

PUBLICATION OF HALF YEAR RESULTS

The results for the six months ended 30 September 2003, will be published in the Financial Times on 7 November 2003.

INDEPENDENT REVIEW REPORT TO BAA PLC

Introduction

We have been instructed by the company to review the financial information, which comprises the profit and loss account, the balance sheet, the cash flow statement, the other primary statements and the related notes. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim statement, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London

5 November 2003